Exhibit 99.1

CERTAIN CONFIDENTIAL PORTIONS OF THIS EXHIBIT HAVE BEEN OMITTED AND REPLACED WITH “[***]”. SUCH IDENTIFIED INFORMATION HAS BEEN EXCLUDED FROM THIS EXHIBIT BECAUSE IT IS (I) NOT MATERIAL AND (II) WOULD LIKELY CAUSE COMPETITIVE HARM TO THE COMPANY IF DISCLOSED.

SEPARATION AGREEMENT

dated

7 January 2025

by and between

GALAPAGOS NV

Company

and

GILEAD THERAPEUTICS A1 UNLIMITED COMPANY

Investor

and

GILEAD SCIENCES INC.

Parent Investor

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TABLE OF CONTENTS

		Page
Articles

1.	Definitions and Construction	2

2.	Separation	6

3.	Specific Provisions regarding Potential Acquisitions	14

4.	Restructuring	14

5.	Specific Provisions regarding SpinCo	14

6.	Specific Provisions regarding the Company	17

7.	Specific Covenants of the Investor and Parent Investor	24

8.	Transitional Services	25

9.	Adherence by SpinCo	26

10.	Company Intellectual Property	26

11.	Convertible Loan by SpinCo to the Company	26

12.	Further Assurance	26

13.	Confidentiality and Announcements	26

14.	Miscellaneous	28

15.	Governing Law and Dispute Resolution	30

		Page S-
Schedules

	Schedule 1 Separation	1

	Schedule 2 Principal terms of Backstop Facility Agreement	5

	Schedule 3 Agreed Form Announcement	6

	Schedule 4 Adherence Letter	7

	Schedule 5 Agreed Form Royalty Agreement	9

i

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SEPARATION AGREEMENT

This Separation Agreement (the “Agreement”) is entered into on 7 January 2025,

BY AND BETWEEN:

(1)

GALAPAGOS NV, a limited liability company (“naamloze vennootschap” / “société anonyme”) organised and existing under Belgian law, with registered office at Generaal De Wittelaan L11 A3, 2800 Mechelen, Belgium, registered with the register of legal entities (Antwerp) under number 0466.460.429 (the “Company”);

(2)

GILEAD THERAPEUTICS A1 UNLIMITED COMPANY, an unlimited liability company formed under the laws of Ireland, with registered office at 70 Sir John Rogerson’s Quay, Dublin 2, Ireland (the “Investor”); and

(3)	GILEAD SCIENCES, INC., a Delaware corporation having its principal place of business at 333 Lakeside Drive, Foster City, CA, 94404, USA (the “Parent Investor”).

The parties listed in (1) to (3) above are each hereinafter referred to as the “Parties”, and each individually as a “Party”.

WHEREAS:

(A)

The Company, a Belgian limited liability company listed on the regulated markets of Euronext Brussels and Amsterdam and the NASDAQ Stock Market, is a clinical-stage biotechnology company specialised in the discovery and development of innovative medicines for the treatment of auto-immune diseases and cancer.

(B)

The Investor is an indirect wholly-owned Subsidiary of the Parent Investor, a U.S. corporation listed on the NASDAQ Stock Market and a research-based biopharmaceutical company focused on the discovery, development, and commercialisation of innovative medicines.

(C)

On 14 July 2019, the Company and Parent Investor entered into an option, license and collaboration agreement pursuant to which the Company agreed to discover, research, and develop molecules and products, and Parent Investor was granted an option to participate in the development and commercialisation of molecules and products, in each case, on the terms and conditions set forth in such agreement (the “Option, License and Collaboration Agreement” or “OLCA”).

(D)

Simultaneously with the Option, Licence and Collaboration Agreement, the Company and the Investor, an Affiliate of the Parent Investor, entered into a subscription agreement (such agreement, as amended prior to the date of this Agreement, the “Subscription Agreement”), which provided for the issuance by the Company of, and the subscription by the Parent Investor for, a number of Company’s Ordinary Shares and Warrants (each as defined in the Subscription Agreement).

(E)

Following a review by the Company’s business plan and strategy, and taking into account the terms of the OLCA and Subscription Agreement, the Company intends to separate a portion of its current cash balance, together with certain other assets and liabilities as set forth herein, into a new entity referred to herein as “SpinCo” through a partial demerger in the sense of Article 12:8, 1° of the Belgian Companies and Associations Code (“een met splitsing gelijkgestelde verrichting / une opération assimilée à la scission”) as a result of which such cash, assets and liabilities shall be transferred to SpinCo, and the existing shareholders of the Company shall receive shares in SpinCo in the same proportion as their respective shareholdings in the Company (such transaction, including the adjustment of the Warrant, the Subscription Rights, the Belgian Tax Recuperation Mechanism and the RSUs, as contemplated by Articles 2.3 and 2.4, the “Separation”).

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(F)

The Parties’ intention is that (i) SpinCo will identify and invest to build a pipeline of innovative medicines with robust, demonstrated proof of concept through one or more transactions; (ii) SpinCo’s management team will bring unique experience in asset identification and company-building across the therapeutic landscape to accelerate development and bring transformative medicines to patients; and (iii) SpinCo’s initial investment focus will be in oncology, immunology and virology.

(G)

Furthermore, prior to the Separation, it is the intention that the Company shall carry out a restructuring of its existing business with a view to reduce its cash burn, and to focus its activities on developing and commercializing innovative cell therapies for the treatment of cancer.

(H)

The terms of this Agreement and the transactions contemplated by it have been reviewed by the Board of Directors of the Company (taking into account the provisions of article 7:97 of the Belgian Companies and Associations Code). The completion of the Separation, however, is still subject to a number of conditions precedent as further set out in this Agreement, including a prior approval by an extraordinary general shareholders’ meeting of the Company in accordance with the Belgian Companies and Associations Code.

(I)	The Company and the Parent Investor intend to announce the Separation and other transactions as contemplated herein on or about the Agreement Date.

(J)

Therefore, each of the parties enters into this Agreement in consideration of each of the other parties entering into this Agreement and accepting the terms, undertakings and covenants contained in it.

IT HAS BEEN AGREED AS FOLLOWS:

1.	DEFINITIONS AND CONSTRUCTION

1.1.	Defined terms

Terms and expressions that are not otherwise defined in this Agreement will have the following meanings, save where the content or context requires otherwise:

“Acting in Concert” means, when used in relation to a person or entity, acting in concert (“in onderling overleg handelende personen / personnes agissant de concert”) in the sense of Article 3, §1, 5° and §2 of the Belgian Act of 1 April 2007 regarding public takeover bids, or Article 1, §2, 5° of the Belgian Royal Decree of 27 April 2007 regarding public takeover bids.

“Adherence Letter” means the letter substantially in the agreed form as attached in Schedule 4 or in such other form as may be agreed between the Parties.

“Adjusted SpinCo Share Value” means the product obtained by multiplying (i) the SpinCo Share Value times (ii) the Demerger Ratio.

“Affiliate” means, with respect to a particular person or entity, any person, corporation, partnership, or other entity that controls, is controlled by or is under common control with such person or entity, for so long as such control exists, regardless of whether such person or entity is or becomes an Affiliate on or after the Agreement Date; provided that (a) the Company, SpinCo and their respective Subsidiaries shall not be Affiliates of Parent Investor or Investor; and (b) Parent Investor and Investor shall not be Affiliates of the Company, SpinCo or their respective Subsidiaries. For the purposes of this definition, the word “control” (including, with correlative meaning, the terms “controlled by” or “under the common control with”) means the actual power, either directly or indirectly through one or more intermediaries, to direct or cause the direction of the management and policies of such entity, whether by the ownership of more than fifty percent (50%) of the voting stock of such entity, or by contract or otherwise.

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“Agreement Date” means the date on which this Agreement is entered into.

“Announcement” means the public announcement regarding the transactions contemplated by this Agreement, attached hereto a Schedule 3.

“Belgian Companies and Associations Code” means the Belgian Companies and Associations Code of 23 March 2019, as amended from time to time, and the rules and regulations promulgated thereunder.

“BiotechCo Ratio” means the quotient obtained by dividing the Company Share Value by the BiotechCo Share Value.

“BiotechCo Share Value” means the volume weighted average of the trading prices of a share of the Company, as reported on Euronext on the first five consecutive trading days following the Separation Effective Time.

“Board of Directors” means, when used with respect to the Company or SpinCo, the board of directors (“raad van bestuur / conseil d’administration”) of the Company or SpinCo.

“Business Day” means a day (excluding Saturday and Sunday) on which banks generally are open in Mechelen, Belgium, California, United States and Dublin, Ireland for the transaction of normal banking business, and excluded the period commencing on 25 December and ending on 1 January (inclusive).

“Capital Allocation” means the capital allocation principles as set out in Part B of Schedule 1.

“Company Share Value” means the sum of the BiotechCo Share Value and the Adjusted SpinCo Share Value.

“Confidential Information” has the meaning given to that term in Article 13.1.

“Demerger Ratio” means the number of shares of SpinCo provided in the Separation in respect of one share of the Company.

“Director” means, when used in respect of the Company or SpinCo, a member of the Board of Directors of the Company or SpinCo, as relevant.

“EGM” means, when used in respect of the Company or SpinCo, an extraordinary shareholders’ meeting of the Company or SpinCo, as relevant.

“Equity Security” means, when used in relation to the Company or SpinCo, (i) any share representing the share capital of the Company or SpinCo, respectively, and (ii) any other security, financial instrument, certificate and other right (including options, futures, swaps and other derivatives) issued or, with respect to options, futures, swaps and other derivatives, contracted by Company or SpinCo, respectively, and representing, being exercisable, convertible or exchangeable into or for, or otherwise providing a right to acquire, directly or indirectly, any of the Equity Securities referred to in (i).

“EU Market Abuse Regulation” means Regulation (EU) No 596/2014 of the European Parliament and of the Council of 16 April 2014 on market abuse (market abuse regulation) and repealing Directive 2003/6/EC of the European Parliament and of the Council and Commission Directives 2003/124/EC, 2003/125/EC and 2004/72/EC, as amended from time to time, and the rules and regulations promulgated thereunder.

“First Equity Financing” means the raising of an aggregate gross amount in cash of at least [***] in equity by the Company, provided the raising of equity as a result of an exercise or conversion of the following Equity Securities shall not qualify as or count towards a First Equity Financing: (i) the Warrants, (ii) Subscription Rights, (iii) the RSUs, or (iv) any other share based incentive plan of the Company from time to time for one or more members of the personnel of the Company or its Subsidiaries (as defined by Article 1:27 of the Belgian Companies and Associations Code), in each case of (i) to (iv) as adjusted as contemplated by this Agreement in connection with or pursuant to the Separation.

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“Independent Non-Executive Director” or “INED” means, when used in respect of the Company or SpinCo, an independent non-executive Director of the Company or SpinCo, as relevant.

“Option, License and Collaboration Agreement” or “OLCA” has the meaning given to it in Recital (C).

“Novated Agreements” means the OLCA, the Security Agreement and the Patent Security Agreement.

“Novation Agreement” means the novation agreement in the form attached to the Transfer Agreement as Exhibit A.

“Patent Security Agreement” means the patent security agreement, dated 23 August 2019 by and between the Company and the Parent Investor in connection with the OLCA, and any other Patent Security Agreements entered into pursuant to the Security Agreement.

“Quorate EGM” means an EGM that has been duly and validly convened and meets the requirements, as the case may be, in relation to the attendance quorum for the shares that are to be present or represented at such EGM in order to allow such EGM to duly and validly deliberate and vote on the respective proposals and items on the agenda of such EGM in accordance with applicable law and/or the articles of association of the Company or SpinCo, as relevant.

“RSU” means a restricted stock unit or other form of long term incentive that has been or will be issued, granted or put in place by the Company (or its Subsidiaries) prior to or after the Agreement Date in accordance with its existing practices.

“Security Agreement” means the security agreement entered into on 23 August 2019 by and between the Company and the Parent Investor in connection with the OLCA.

“Separation “ has the meaning given to it in Recital (E).

“Separation Effective Time” has the meaning given to it in Article 2.5(c).

“SpinCo” means the company into which the Allocated Assets and Allocated Liabilities of the Company are to be transferred by means of the Separation through a partial demerger pursuant to the Belgian Companies and Associations Code as contemplated by this Agreement.

“SpinCo Initial Capital Allocation” has the meaning given to that term in Part B of Schedule 1.

“SpinCo Ratio” means the quotient obtained by dividing the Company Share Value by the SpinCo Share Value.

“SpinCo Share Value” means the volume weighted average of the trading prices of a share of SpinCo, as reported on Euronext Brussels, on the first five consecutive trading days following the Separation Effective Time.

“Subscription Agreement” has the meaning given to it in Recital (D).

“Subscription Right” means any subscription right (“inschrijvingsrecht / droit the souscription”) that has been or will be issued or granted by the Company for the benefit of one or more members of the personnel of the Company or its Subsidiaries (as defined by Article 1:27 of the Belgian Companies and Associations Code) prior to or after the Agreement Date in accordance with its existing practices.

“Subsidiary” means, when used in relation to an entity (for the purpose of this definition, the “reference entity”), an entity in which the reference entity directly or indirectly owns, beneficially or of record, (a) an amount of voting securities or other interests in such entity that is sufficient to enable the reference entity to elect at least a majority of the members of such entity’s board of directors or other governing body, or (b) at least 50% of the outstanding equity or financial interests of such entity.

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“Third Party” means any person or entity other than the Company, Investor, Investor Parent or any of their respective Affiliates.

“Transfer Agreement” means the transfer agreement entered into on the Agreement Date by and between the Company and the Parent Investor.

“Transfer Regulations” means any law implementing Council Directive 77/187/EEC as amended by Council Directive 98/50EC and any similar legislation in any country which provides for the automatic transfer of employment in the event of the transfer of a business or services;

“Warrant” means the subscription right, named “Subsequent Gilead Warrant B”, that has been issued by the Company’s extraordinary general shareholders’ meeting held on 30 April 2024.

1.2.	Interpretation

(a)	The titles and headings included in this Agreement are for convenience only and shall not be taken into account in the interpretation of the provisions of this Agreement.

(b)

The words “herein”, “hereof”, “hereunder”, “hereby”, “hereto”, “herewith” and words of similar import shall refer to this Agreement as a whole and not to any particular Article, paragraph or other subdivision.

(c)

All periods of time set out in this Agreement shall be calculated from midnight to midnight local time in Brussels, Belgium. They shall start on the day following the day on which the event triggering the relevant period of time has occurred. The expiration date shall be included in the period of time. If the expiration date is not a Business Day, it shall be postponed until the next Business Day. Unless otherwise provided herein, all periods of time shall be calculated in calendar days. All periods of time consisting of a number of months (or years) shall be calculated from the day in the month (or year) when the triggering event has occurred until the eve of the same day in the following month(s) (or year(s)) (“van de zoveelste tot de dag vóór de zoveelste” / “de quantième à veille de quantième”).

(d)

References to any statute, regulation or statutory provision shall be deemed to include reference to any statute, regulation or statutory instrument which amends, extends, consolidates or replaces the same (or shall have done so) and to any other regulation, statutory instrument or other subordinate legislation made thereunder or pursuant thereto, provided that no such reference shall include any amendment, extension or replacement of the same with retrospective effect.

(e)

Any reference to a document in the “agreed form” is to the form of the relevant document in the terms agreed between the Parties before the execution of this Agreement and either signed or initialled for identification purposes by each of the Parties, or acknowledged as being in the agreed form in an e-mail sent by each Party (or their solicitors) to each of the other Parties (or their solicitors) (in each case with any amendments that may be agreed by or on behalf of the respective Parties).

(f)

The original version of this Agreement has been made in English. Should this Agreement be translated in whole or in part into another language (if at all), the original English version shall prevail between the Parties hereto to the fullest extent possible and permitted by Belgian law. Notwithstanding the foregoing, Belgian legal concepts which are expressed in English language terms, are to be interpreted in accordance with the Belgian legal terms to which they refer, and the use herein of Dutch words in this Agreement as translation for certain words or concepts shall be conclusive in the determination of the relevant legal concept under Belgian law of the words or concepts that are so translated herein.

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(g)

When the words “shall cause” or “shall procure that” (or any similar expression or any derivation thereof) are used, the Parties refer to the Belgian legal concept of “sterkmaking” / “porte-fort” but this shall also include a guarantee by the relevant party of the due and timely performance of all actions, agreements and obligations to be performed by the relevant (third) party under the terms and conditions of this Agreement.

(h)

The present Agreement is the outcome of thorough good faith discussions and negotiations between the Parties, being professional parties assisted by professional advisors. No Party has relied on, or shall have any right or remedy in respect of, any statement, representation, assurance, or warranty (whether made negligently or innocently) other than as expressly set out in this Agreement. Any representations, promises or conditions not incorporated within this Agreement shall not be binding upon either Party (without prejudice, for the avoidance of doubt, to other agreements entered into between the Parties with a subject matter different from the subject matter of this Agreement). The Parties acknowledge they have each had the opportunity to request the information as provided in article 5.16 of the Belgian Civil Code, and that the Agreement reflects a fair, equitable and appropriate balance between their respective rights and obligations as detailed in this Agreement. To the extent necessary, the Parties acknowledge that they have expressly and with full understanding of the implications agreed to all of the provisions contained in this Agreement. In the event of any difficulty of interpretation, the rules set out in articles 5.64 and 5.65 of the Belgian Civil Code shall apply. The application of article 5.65, 3° and 5.66 of the Belgian Civil Code is expressly waived.

2.	SEPARATION

2.1.	Separation

Subject to and in accordance with the terms and conditions set out in this Agreement and the relevant provisions of the Belgian Companies and Associations Code, the Company will take the necessary steps in order to allow a Quorate EGM of the Company to approve (the relevant elements of) the Separation through a partial demerger in accordance with Article 12:8, 1° of the Belgian Companies and Associations Code (“een met splitsing gelijkgestelde verrichting / une opération assimilée à la scission”) (including the adjustment of the Warrant, the Subscription Rights, the Belgian Tax Recuperation Mechanism and the RSUs, as contemplated by Articles 2.3 and 2.4) and the grant of rights to the Parent Investor under the Royalty Agreement in accordance with Article 7:151 of the Belgian Companies and Associations Code by undertaking the respective steps set out in Part 1 of Schedule 1 (the “Separation Completion Steps”).

2.2.	Allocation of Assets and Liabilities to SpinCo

(a)	Unless otherwise specified herein, the assets of the Company to be allocated to SpinCo pursuant to the Separation shall consist only of the following assets of the Company (the “Allocated Assets”):

(i)	an initial cash amount, which at the Separation Effective Time is to be equal to the amount as determined in accordance with the rules and principles set out in Part 2 of Schedule 1; and

(ii)

the rights and interests of the Company in or pursuant to the following agreements of the Company, to the extent that the Company is a party thereto and/or has any rights or interests in or pursuant to such agreements (the “Allocated Agreements”):

(A)	the Subscription Agreement (subject, however, to the terms and conditions set out in this Agreement); and

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(B)	the Novated Agreements (subject, however, to the terms and conditions set out in the Transfer Agreement and the Novation Agreement);

provided that the rights and interests in the Allocated Agreements shall be transferred to SpinCo only to the extent that they relate to any period on or after the Separation Effective Time.

(b)

The Allocated Assets shall also include, as relevant, the assets of the Subsidiaries of the Company in relation to the matters referred to in sub-paragraphs (i) to (ii) of paragraph (a) of Article 2.2, and the Company shall cause SpinCo to acquire such Allocated Assets (whether through the process of the partial demerger in accordance with Article 12:8, 1° of the Belgian Companies and Associations Code (“een met splitsing gelijkgestelde verrichting / une opération assimilée à la scission”) or otherwise).

(c)

Unless otherwise specified herein, the liabilities of the Company to be allocated to SpinCo pursuant to the Separation shall consist only of the following liabilities of the Company (in each case whether such liabilities are actual, conditional, contingent or otherwise due) (the “Allocated Liabilities”):

(i)

the liabilities of the Company in or pursuant to the Allocated Agreements; provided that such liabilities in or pursuant to the Allocated Agreements shall be transferred to SpinCo only to the extent that they relate to any period on or after the Separation Effective Time; and

(ii)

the liabilities and obligations that will be allocated to SpinCo pursuant to the adjustment of the Warrant, the Subscription Rights, the Belgian Tax Recuperation Mechanism and the RSUs as contemplated by Articles 2.3 and 2.4.

(d)

The Allocated Liabilities shall also include, as relevant, the liabilities of the Subsidiaries of the Company in relation to the matters referred to in sub-paragraphs (i) to (ii) of paragraph (c) of Article 2.2, and the Company shall cause SpinCo to assume such Allocated Liabilities (whether through the process of the partial demerger in accordance with Article 12:8, 1° of the Belgian Companies and Associations Code (“een met splitsing gelijkgestelde verrichting / une opération assimilée à la scission”) or otherwise).

(e)

Other than the Allocated Assets and Allocated Liabilities, no other assets and/or liabilities of the Company or its Subsidiaries will be allocated to SpinCo as part of the Separation, and all of such assets of the Company and its Subsidiaries (the “Excluded Assets”) and all of such liabilities of the Company and its Subsidiaries (the “Excluded Liabilities”) will remain with the Company and its Subsidiaries.

2.3.	Adjustment of the Warrant pursuant to the Separation

(a)

In connection with the Separation, and effective as of the Separation Effective Time, the Warrant of the Investor shall be adjusted pursuant to Article 8.3 of the terms and conditions of the Warrant in such a manner that:

(i)	the Warrant shall be split into a subscription right for shares of the Company (the “BiotechCo Warrant”) and a subscription right for shares of SpinCo (the “SpinCo Warrant”);

(ii)

the terms and conditions of the BiotechCo Warrant and SpinCo Warrant shall mutatis mutandis be the same as the terms and conditions of the Warrant; provided that, from and after the Separation Effective Time:

(A)	the BiotechCo Warrant entitles the holder thereof to subscribe, during the entire term of the BiotechCo Warrant, upon each exercise of the BiotechCo Warrant,

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for a maximum number of shares of the Company that is, in the aggregate with respect to each exercise of the BiotechCo Warrant, sufficient to bring the number of shares of the Company owned by the Investor, the Parent Investor and any of their Affiliates and any other party Acting in Concert with the Investor, the Parent Investor or any of their Affiliates to 29.9% of the actually issued and outstanding shares of the Company immediately after the issue of the shares of the Company that are to be issued upon the relevant exercise of the BiotechCo Warrant (rounded down to the nearest whole share);

(B)

the SpinCo Warrant entitles the holder thereof to subscribe, during the entire term of the SpinCo Warrant, upon each exercise of the SpinCo Warrant, for a maximum number of shares of SpinCo that is, in the aggregate with respect to each exercise of the SpinCo Warrant, sufficient to bring the number of shares of SpinCo owned by the Investor, the Parent Investor and any of their Affiliates and any other party Acting in Concert with the Investor, the Parent Investor or any of their Affiliates to 29.9% of the actually issued and outstanding shares of SpinCo immediately after the issue of the shares of SpinCo that are to be issued upon the relevant exercise of the SpinCo Warrant (rounded down to the nearest whole share);

(C)

the per share exercise price of the BiotechCo Warrant shall be equal to the quotient (rounded up to the nearest hundredth of a cent) obtained by dividing (1) the per share exercise price of the Warrant immediately prior to the Separation Effective Time by (2) the BiotechCo Ratio; and

(D)

the per share exercise price of the SpinCo Warrant shall be equal to the quotient (rounded up to the nearest hundredth of a cent) obtained by dividing (1) the per share exercise price of the Warrant immediately prior to the Separation Effective Time by (2) the SpinCo Ratio.

(b)

The Company shall cause the preparation of the necessary reports of the Board of Directors and the statutory auditor of the Company, and submit the necessary proposals to an EGM of the Company, in order to allow the EGM of the Company to approve and effect the adjustment of the Warrant, as contemplated by this Article 2.3 in connection with the Separation.

(c)

The Company shall cause SpinCo to (i) prepare the necessary reports of the Board of Directors of SpinCo and the statutory auditor of SpinCo and (ii) obtain the approval by an EGM of the SpinCo and the effectuation of the adjustment of the Warrant, as contemplated by this Article 2.3 in connection with the Separation.

(d)	The obligations of SpinCo resulting from the issuance of the SpinCo Warrant as contemplated by this Article 2.3 shall be allocated to, and assumed by, SpinCo in connection with the Separation.

2.4.	Adjustment of the Subscription Rights and RSUs pursuant to the Separation

(a)	In connection with the Separation, effective as of the Separation Effective Time:

(i)

the Subscription Rights that are outstanding as of immediately prior to the Separation Effective Time shall be adjusted in accordance with the applicable terms of such Subscription Rights and in such a manner that:

(A)

each Subscription Right shall be split into a subscription right for shares of the Company (the “BiotechCo Subscription Rights”) and a subscription right for shares of SpinCo (the “SpinCo Subscription Rights”);

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(B)

the terms and conditions of the BiotechCo Subscription Rights and SpinCo Subscription Rights shall mutatis mutandis be the same as the terms and conditions of the Subscription Rights, subject to what is stated in this Article 2.4; provided that, from and after the Separation Effective Time:

(1)

the number of shares of the Company subject to the BiotechCo Subscription Rights shall be equal to the number of shares of the Company subject to the Subscription Rights immediately prior to the Separation Effective Time;

(2)

the number of shares of SpinCo subject to the SpinCo Subscription Rights shall be equal to the product (rounded down to the nearest whole share) obtained by multiplying (1) the number of shares of the Company subject to the Subscription Rights immediately prior to the Separation Effective Time times (2) the Demerger Ratio;

(C)

the per share exercise price of the BiotechCo Subscription Rights shall be equal to the quotient (rounded up to the nearest hundredth of a cent) equal to the quotient obtained by dividing (1) the per share exercise price of the Subscription Rights immediately prior to the Separation Effective Time by (2) the BiotechCo Ratio;

(D)

the per share exercise price of the SpinCo Subscription Rights shall be equal to the quotient (rounded up to the nearest hundredth of a cent) equal to the quotient obtained by dividing (1) the per share exercise price of the Subscription Rights immediately prior to the Separation Effective Time by (2) the SpinCo Ratio; and

(ii)

each RSU that is outstanding as of immediately prior to the Separation Effective Time (each, a “Company RSU”) shall be adjusted in accordance with the applicable terms of such Company RSU and in such a manner that:

(A)

each Company RSU shall be split into (1) an RSU that provides for a right or entitlement by reference to shares of the Company (a “BiotechCo RSU”); and (2) an RSU that provides for a right or entitlement by reference to shares of SpinCo (a “SpinCo RSU”);

(B)

the terms and conditions of the BiotechCo RSU and SpinCo RSU shall mutatis mutandis be the same as the terms and conditions of the Company RSU, subject to what is stated in this Article 2.4; provided that, from and after the Separation Effective Time:

(1)	the number of shares of the Company subject to the BiotechCo RSU shall be equal to the number of shares of the Company subject to the Company RSU immediately prior to the Separation Effective Time;

(2)

the number of shares of SpinCo subject to the SpinCo RSU shall be equal to the product (rounded down to the nearest whole share) obtained by multiplying (1) the number of shares of the Company subject to the Company RSU immediately prior to the Separation Effective Time times (2) the Demerger Ratio; and

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(3)

the Company shall be able to provide that, without prejudice to the underlying liabilities being transferred to SpinCo further to the Separation as of the Separation Effective Time, the Company, instead of SpinCo, shall be responsible to the holders of the SpinCo RSUs for the payment of cash and/or SpinCo shares upon the vesting or settlement of the SpinCo RSUs in accordance with the terms of the SpinCo RSUs (as amended pursuant to this Article 2.4) (without the Company being allowed to deviate from such terms or exercise any discretion in the application of such terms), it being understood, however, that in such case, in the event of vesting or settlement of such SpinCo RSUs, SpinCo shall deliver to the Company upon the Company’s request, the relevant amount of cash or (provided that such SpinCo Shares are admitted to trading on Euronext Brussels or any other market on which such shares would then be admitted to trading or listing) SpinCo shares payable to such holder upon such vesting or settlement (which such form of payment shall be at the election of SpinCo, but in any event in accordance with the terms of the SpinCo RSUs (as amended pursuant to this Article 2.4)) (to be increased with any employer social security effectively paid by the Company in relation to the payment of such SpinCo RSUs in respect of the period after the Separation Effective Time), such that the relevant cash or shares can be delivered by the Company to the relevant holders of the SpinCo RSUs.

(b)

The adjustments contemplated by this Article 2.4 shall be further elaborated by the Company in accordance with applicable legislation (including tax and social security rules, and considering standing ruling practice) and regulations, but taking into account the current terms and conditions of such Subscription Rights and RSUs. It is understood that any Subscription Right that is exercised, or any RSU that vests or settles, prior to the Separation Effective Time shall be satisfied and paid by the Company and shall not be allocated to SpinCo.

(c)

The Company shall, and shall (as relevant) cause SpinCo to, use its best efforts to make or implement the relevant adjustments as contemplated by this Article 2.4 in relation to (x) the tax financing solution that certain Belgian Subscription Rights beneficiaries availed themselves of (the “Belgian Tax Financing Solution”), and (y) the tax recuperation mechanism that was granted to Belgian Subscription Rights beneficiaries (the “Belgian Tax Recuperation Mechanism”), provided in any event that:

(i)	the Belgian Tax Financing Solution and Belgian Tax Recuperation Mechanism shall be maintained (subject to the relevant adjustments as contemplated by this Article 2.4); and

(ii)

the Company shall be able to provide that, without prejudice to the underlying liabilities being transferred to SpinCo further to the Separation as of the Separation Effective Time, the Company, instead of SpinCo, shall be responsible to the holders of the relevant SpinCo Subscription Rights for the payments under the terms of the Belgian Tax Recuperation Mechanism in relation to the relevant SpinCo Subscription Rights (without the Company being allowed to deviate from such terms or exercise any discretion in the application of such terms), it being understood, however, that in such case, SpinCo shall, and the Company shall cause SpinCo to, pay to the Company the relevant amounts in cash reflecting the portion of the tax recuperation indemnity that would be due in relation to any of the relevant SpinCo Subscription Rights (to be increased with any employer social security effectively paid by the Company in relation to the payment of the relevant portion of the tax recuperation indemnity in respect of the period after the Separation Effective Time). It is understood that any tax recuperation indemnity that would be due prior to the Separation Effective Time will be satisfied and paid by the Company and shall not be allocated to SpinCo.

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(d)

The Company shall, and shall (as relevant) cause SpinCo to, take such steps and obtain such tax rulings as the Company shall deem reasonably relevant in order to give effect to the adjustment of the Subscription Rights, the Belgian Tax Recuperation Mechanism and the RSUs, as contemplated by this Article 2.4 in connection with the Separation.

(e)

Furthermore, the Company shall cause the preparation of the necessary reports of the Board of Directors and Statutory Auditor of each of the Company, and submit the necessary proposals to an EGM of the Company, in order to allow the EGM of the Company, to approve and effect the adjustment of the Subscription Rights and RSUs, as contemplated by this Article 2.4 in connection with the Separation.

(f)

The Company shall cause SpinCo to (i) prepare the necessary reports of the Board of Directors of SpinCo and the statutory auditor of SpinCo and (ii) obtain the approval by an EGM of the SpinCo and the effectuation of the adjustment of the Subscription Rights, the Belgian Tax Recuperation Mechanism and the RSUs, as contemplated by this Article 2.4 in connection with the Separation.

(g)

The obligations of SpinCo resulting from the adjustment of the Subscription Rights, the Belgian Tax Recuperation Mechanism and the RSUs, as contemplated by this Article 2.4 shall be allocated to, and assumed by, SpinCo in connection with the Separation.

2.5.	Conditions Precedent for Separation

(a)

The Company’s obligation pursuant to Article 2.1 to effect the Separation in accordance with the terms of this Agreement shall be subject to the following conditions precedent (“opschortende voorwaarden / conditions suspensives”) (each a “Condition Precedent” and together, the “Conditions Precedent”) being satisfied:

(i)

the relevant tax ruling(s) (each a “Tax Ruling”) having been obtained from the Belgian tax administration with respect to (A) the Separation, confirming the absence of material adverse corporate income tax consequences as a result of the implementation of the Separation, and (B) the adjustment of the Subscription Rights pursuant to Article 2.4, confirming the tax neutrality of such adjustments in relation to the Subscription Rights held by holders subject to Belgian taxation;

(ii)	the Euronext Brussels Listing having been obtained in accordance with the terms of Article 5.4, subject only to the completion of the Separation;

(iii)

no action shall have been taken, and no statute, rule, regulation or order shall have been enacted, adopted or issued, by any federal, regional, local or other governmental or regulatory authority that would prevent the Separation as contemplated by this Agreement, or render the Separation illegal, and no injunction or order of any federal, regional, local or other or foreign court shall have been issued that would prevent the Separation as contemplated by this Agreement, or render the Separation illegal;

(iv)	the Company, Investor and Parent Investor having complied in all material respects with their undertakings and obligations under this Agreement, the Transfer Agreement and Novation Agreement; and

(v)

the Separation (including, if required pursuant to applicable law, the adjustment of the Warrant, the Subscription Rights, the Belgian Tax Recuperation Mechanism and the RSUs, respectively, pursuant to Articles 2.3 and 2.4, the appointment of the Independent Non-Executive Directors of SpinCo as contemplated by Article 5.7, and the grant of rights to the Parent Investor under the Royalty Agreement in accordance with Article 7:151 of the Belgian Companies and Associations Code) having been approved by the EGM of the Company in accordance with the applicable majority and quorum requirements set out in the Belgian Companies and Associations Code, subject, however, to the provisions of Article 2.5(f) (the “Company EGM Condition”).

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(b)

Each of the Parties shall co-operate in good faith and use its best efforts to ensure that each of the Conditions Precedent is satisfied at the latest by 31 December 2025 or such other date as the Parties may agree in writing (the “Long Stop Date”).

(c)

It is intended that the Separation will be carried out with effect as from the completion of the EGM of the Company that approved the Separation contemplated by Article 2.5(a)(v) (the “Separation Effective Time”), but for accounting and tax law purposes with retroactive effect as from 1 April 2025.

(d)

If any Condition Precedent is not satisfied in accordance with Article 2.5(a) or has become impossible to satisfy by the Long Stop Date, the Parties agree to discuss in good faith any adjustment to the terms of the Separation in an effort to implement the Separation to the fullest extent possible; provided that any party shall have the right to terminate this Agreement if the Separation Effective Time shall not have occurred on or prior to the Long Stop Date.

(e)	The Parties may waive in whole or in part and conditionally or unconditionally any of the Conditions Precedent by mutual agreement in writing.

(f)

With respect to the Condition Precedent set out in Article 2.5(a)(v), if the Separation is not approved by the first Quorate EGM that has been convened for this purpose, the Parties shall discuss in good faith any adjustment to the terms of the Separation in an effort to implement the Separation to the fullest extent possible, and the Company shall convene a subsequent EGM as soon as practicably possible thereafter in order to obtain the approval of the Separation (with any adjustments mutually agreed by the Parties) by a subsequent EGM. As the case may be and only where required by law, any such amendments shall be subject to the application by the Board of Directors of the Company of the rules and procedures provided for by Article 7:97 of the Belgian Companies and Associations Code.

2.6.	Amendment of Structure and Steps of the Separation

(a)

The Company shall be entitled to amend the steps set forth on Part 1 of Schedule 1; provided that the Company shall not be permitted to make any such amendment without the prior written consent of Investor and Parent Investor if such amendment would be adverse to the Investor, Parent Investor or any of their Affiliates.

(b)

As the case may be and only where required by law, any such amendments shall be subject to the application by the Board of Directors of the Company of the rules and procedures provided for by Article 7:97 of the Belgian Companies and Associations Code.

2.7.	Indemnification

From and after the Separation Effective Time:

(a)	the Company shall release SpinCo from, and indemnify SpinCo for, and hold SpinCo harmless from, any Excluded Liabilities; and

(b)	SpinCo shall release the Company from, and indemnify the Company for, and hold the Company harmless from, any Allocated Liabilities.

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2.8.	Wrong Pockets

(a)	Excluded Assets or Excluded Liabilities transferred to SpinCo

If the legal title to or the beneficial interest in any Excluded Asset or Excluded Liability is transferred to or vested in SpinCo, SpinCo shall be deemed to hold such asset or liability (a “Required Asset or Liability”) on behalf of and for the benefit of the Company, and SpinCo shall, at the Company’s request, as soon as practicable and on terms that no consideration is provided by any person for such transfer:

(i)

execute all such deeds or documents as may be necessary for the purpose of transferring (free of any encumbrance created on or after Separation) the relevant interest in such Required Asset or Liability to the Company or as it may direct; and

(ii)

do or procure to be done all such further reasonable acts or things and procure the execution of all such other documents as the Company may reasonably request for the purpose of vesting the relevant interest in such Required Asset or Liability in the Company.

(b)	Allocated Assets or Allocated Liabilities remaining with the Company

If the legal title to or the beneficial interest in any Allocated Asset or Allocated Liability, remains vested in the Company after Separation, the Company shall be deemed to hold such asset or liability (a “Missing Asset or Liability”) on behalf of and for the benefit of SpinCo, and the Company shall, at SpinCo’s request, as soon as practicable and on terms that no consideration is provided by any person for such transfer:

(i)

execute all such deeds or documents as may be necessary for the purpose of transferring (free of any encumbrance created on or after Separation) the relevant interest in the Missing Asset or Liability to SpinCo or as it may direct; and

(ii)

do or procure to be done all such further reasonable acts or things and procure the execution of all such other documents as SpinCo may reasonably request for the purpose of vesting the relevant interest in the Missing Asset or Liability in SpinCo.

(c)	Employees remaining with the Company

If any employee of the Company alleges that it should transfer, or should have transferred, to SpinCo as part of the Separation by way of any Transfer Regulations:

(i)	the Company or SpinCo, when aware of such allegation or finding, will promptly notify SpinCo or the Company, respectively, thereof; and

(ii)	SpinCo and the Company will discuss in good faith how to resolve the issue for a period of 10 Business Days following each of them becoming aware of the issue pursuant to sub-paragraph (i) above; and

(iii)

in the absence of agreement between the Company and SpinCo as to how the issue will be resolved, the Company may take such steps as it reasonably determines to resolve the issue; provided that no such step shall involve a transfer of such employee to SpinCo or otherwise involve the imposition of any cost or liability on SpinCo.

2.9.	Certain Tax Matters

If the Belgian authorities competent for VAT would consider, during a VAT audit, that the allocation of any of the Allocated Assets and Allocated Liabilities by the Company to SpinCo would be subject to Belgian VAT, the Company shall issue to SpinCo a valid VAT invoice, for the Allocated Assets and/or Allocated Liabilities subject to Belgian VAT, in compliance with the relevant provisions under applicable VAT legislation. SpinCo shall pay the amount of VAT mentioned on such valid VAT invoice issued by the Company within fifteen (15) business days of receipt of such valid VAT invoice from the Company and the Parties shall arrange for the necessary calculation, payment and filings under applicable VAT legislation.

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3.	SPECIFIC PROVISIONS REGARDING POTENTIAL ACQUISITIONS

(a)

If the Company desires to acquire rights to any programs or assets prior to the Separation Effective Time, then the Parties shall consider in good faith to what extent these should be allocated to SpinCo as part of the Separation and, if the Parent Investor agrees to make such an allocation, negotiate in good faith such amendments to this Agreement (including Part 2 of Schedule 1) and the OLCA as shall be required or appropriate in order to accommodate for such acquisition and allocation to SpinCo.

(b)

Without prejudice to similar provisions pursuant to the Novation Agreement, after the Separation Effective Time, on a transaction-by-transaction basis, if SpinCo desires to acquire rights to any programs or assets during the Term (as defined in the OLCA) of the OLCA (including small molecules, large molecules, cell therapy or similar, in each case whether through license, merger, acquisition, reorganization, consolidation or combination or any other transaction), then SpinCo may notify the Parent Investor and upon receipt of such notice the Parent Investor shall promptly negotiate in good faith with SpinCo for a period of no less than sixty (60) days an amendment to the OLCA designed to achieve positive value to SpinCo and all of its shareholders with respect to such programs and assets, including if needed an amendment to relevant product and program definitions. Notwithstanding the foregoing, the Parent Investor shall not be required to enter into any such amendment that is adverse to the Parent Investor or its Affiliates. If such an amendment is not agreed, then the terms of the OLCA shall continue by its terms.

4.	RESTRUCTURING

(a)	Prior to the Separation, the Company shall proceed with the restructuring as set out in the Announcement.

(b)

The Parent Investor has waived certain of its rights and released the Company under the OLCA pursuant to the terms of a letter by the Parent Investor to the Company, dated on the same day as the Agreement Date.

5.	SPECIFIC PROVISIONS REGARDING SPINCO

5.1.	Incorporation of SpinCo

Prior to the Separation, SpinCo will be incorporated by the Company as a naamloze vennootschap (NV) incorporated under the laws of Belgium, shall have a board of directors (“raad van bestuur / conseil d’administration”), and shall be a wholly-owned direct Subsidiary of the Company. The name of SpinCo shall be further determined by the Company in consultation with the Parent Investor prior to the Separation. It is the Parties’ current intention that, as of the Separation Effective Time, SpinCo shall be a Belgian tax resident company, subject to changes in operational, financial, market, regulatory, or other business conditions that may arise.

5.2.	Purpose of SpinCo

Parties agree that SpinCo will have the following purpose, which will be reflected in the Separation documentation:

(a)	SpinCo will identify and invest to build a pipeline of innovative medicines with robust, demonstrated proof of concept through one or more transformative transactions.

(b)	SpinCo management will bring unique experience in asset identification and company-building across the therapeutic landscape to accelerate development and bring transformative medicines to patients.

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(c)	SpinCo’s initial investment focus will be in oncology, immunology and virology.

5.3.	[Reserved]

5.4.	Listing of SpinCo

(a)

The Parties intend for all of the shares of SpinCo be admitted to trading and listing on the regulated market of Euronext Brussels upon completion of the Separation (the “Euronext Brussels Listing”), and will use commercially reasonable efforts for the shares of SpinCo to be admitted to trading and listing on the national market of NASDAQ (through the listing of American Depositary Shares or “ADSs”) upon completion of the Separation (the “NASDAQ Listing”); provided that the Parties agree that the NASDAQ Listing shall not be a condition precedent for the Separation.

(b)

SpinCo may also pursue the admission to trading or listing of the shares of SpinCo upon or following the completion of the Separation on markets other than Euronext Brussels (pursuant to the Brussels Listing) or NASDAQ (pursuant to the NASDAQ Listing), such as Euronext Amsterdam (such admission to trading and listing, an “Additional Listing”), provided, however, that (i) any Additional Listing is deemed appropriate and reasonable by SpinCo to support the liquidity in the shares of SpinCo after the completion of the Separation, and (ii) the costs and expenses of such Additional Listing shall be exclusively borne by SpinCo.

(c)

Prior to Separation occurring, the Company will take, and will cause SpinCo to take, such steps as are reasonably necessary or appropriate in order to seek to obtain the Euronext Brussels Listing and NASDAQ Listing as contemplated by this Agreement, including:

(i)	causing SpinCo to pass corporate resolutions by the Board of Directors and the general shareholders’ meeting of SpinCo that are necessary to allow for the Euronext Brussels Listing and NASDAQ Listing;

(ii)

preparing and making, and (where applicable) causing SpinCo to prepare or make, a listing prospectus, such forms and disclosures (the “Listing Documentation”), and such filings with the FSMA, Euronext, NASDAQ, the U.S. Securities and Exchange Commission (“SEC”) and other competent listing, regulatory or governmental authority (the “Listing Filings”) as shall be required pursuant to applicable laws and regulations in order to obtain the Euronext Brussels Listing and NASDAQ Listing; and

(iii)

entering, or (where applicable) causing SpinCo to enter, into such agreements and other practical arrangements, including with listing agent(s), depositaries, and other third parties that are necessary or reasonably customary for the purposes of the actual admission to listing and trading of the shares and ADSs of SpinCo pursuant to the Euronext Brussels Listing and NASDAQ Listing, respectively.

5.5.	Governance

The articles of association and the corporate governance charter of SpinCo as at the Separation Effective Time shall, mutatis mutandis, be similar to the articles of association and the corporate governance charter of the Company at the date hereof, subject to the provisions of this Agreement, and subject to such changes as shall be made by the competent corporate bodies of SpinCo after the Separation Effective Time.

5.6.	Executive Management of SpinCo

(a)

It is agreed by the Parties that at the Separation Effective Time, it is intended that the executive management of SpinCo will consist of between 3 to 4 persons, that shall be engaged by SpinCo on a full-time basis and which shall be comprised of biotech executives with significant transaction and company-building experience (the “SpinCo Management”).

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(b)	The SpinCo Management will be appointed by the Company prior to the Separation Effective Time in agreement with the Parent Investor, based on candidates proposed by the Parent Investor.

5.7.	Board of Directors of SpinCo

(a)

It is agreed by the Parties that at the Separation Effective Time, the Board of Directors of SpinCo will consist of a majority of Independent Non-Executive Directors, and that Investor will have the right to nominate two (2) Directors in accordance with the Subscription Agreement, as amended pursuant to Article 5.9.

(b)

The Directors and composition of the Board of Directors of SpinCo will be identified, selected and/or recruited, as the case may be, by the Company prior to the Separation in agreement with the Parent Investor. The Parent Investor will, acting in good faith, consult with the Company on the selection process, including making suggestions as to appointees where appropriate.

(c)

The selection of Directors and composition of the Board of Directors of SpinCo shall need to comply with all applicable Belgian, European and U.S. legal and regulatory requirements, including any applicable securities regulations and listing requirements in connection with the Euronext Brussels Listing and, if a NASDAQ Listing or Additional Listing is obtained, the NASDAQ Listing and any Additional Listing, as the case may be.

(d)

A Director can only qualify as INED if such director complies with the relevant independence criteria as set out by the Belgian Companies and Associations Code and rules and regulations of NASDAQ and the U.S. law, respectively.

(e)

The chair of the SpinCo Board of Directors shall be an Independent Non-Executive Director. If the SpinCo Chief Executive Officer is appointed as chair of the SpinCo Board of Directors, then another Independent Non-Executive Director will be selected as the lead Independent Non-Executive Director (the “Lead INED”). The powers, functions and responsibilities of the Lead INED shall be equivalent to those that are set out for the Lead INED of the Company in the Corporate Governance Charter of the Company as at the date hereof, unless determined otherwise by the Board of Directors of SpinCo.

5.8.	Novated Agreements

(a)	Subject to the completion of the Separation, the Novated Agreements shall apply to SpinCo and its programs in accordance with the relevant terms of the Transfer Agreement and the Novation Agreement.

(b)

On the Agreement Date, the Parent Investor and the Company shall concurrently enter into the Transfer Agreement. The Parent Investor agrees that it shall enter into the Novation Agreement with the Company and SpinCo as contemplated by the Transfer Agreement on or about the Agreement Date.

5.9.	Subscription Agreement and Lock-up in Relation to the SpinCo

(a)

Subject to the completion of the Separation, the Subscription Agreement will be assigned (“overdracht van contract / cession de contrat”) by the Company to SpinCo, and the obligations of the Company set forth in the Subscription Agreement will apply to SpinCo, mutatis mutandis as if it was the Issuer (as defined in the Subscription Agreement), effective as of the Separation Effective Time, except, however, as set out in this Article 5.9, and provided that the rights and interests and the liabilities in or pursuant to the Subscription Agreement shall be transferred to SpinCo only to the extent that they relate to any period after the Separation Effective Time.

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(b)

Effective as of the Separation Effective Time, the standstill provision set forth in Article 6.1 of the Subscription Agreement will apply after the Separation between SpinCo and the Investor, but will be amended such that (i) the Standstill Period (as defined in Article 6.1.1 of the Subscription Agreement) will commence on the date of completion of the Separation and end on the date that is two (2) years following the date of completion of the Separation, and (ii) (in addition to Article 6.1.1) only clauses (i), (iii) and (v)(a) of Article 6.1.2 of the Subscription Agreement and Articles 6.1.3 to 6.1.5 of the Subscription Agreement will continue to apply.

(c)

Effective as of the Separation Effective Time, the lock-up provision set forth in Article 6.2 of the Subscription Agreement will apply after the Separation between SpinCo and the Investor, but will be amended so that the Lock-up Period (and the restrictions applicable during such period of time) will commence on the date of completion of the Separation and end on the date that is six (6) months following the date of completion of the Separation.

(d)

Notwithstanding anything to the contrary in this Agreement, and for the avoidance of doubt, the following provisions of the Subscription Agreement will apply after the Separation between SpinCo and the Investor:

(i)	the transfer/sale restrictions set forth in Articles 6.2.2 to 6.2.4 of the Subscription Agreement;

(ii)

the registration rights in favour of the Investor as set forth in Article 7.1 of the Subscription Agreement (covering all shares of SpinCo held by the Investor immediately after the Separation Effective Time), as modified as necessary to provide the Investor with customary registration rights covering such shares;

(iii)	the information and remedy provisions as set forth in Article 6.4 of the Subscription Agreement;

(iv)	the provisions set forth in Articles 7.3.2 to 7.3.4 of the Subscription Agreement;

(v)	the provisions set forth in Article 9.3 of the Subscription Agreement; and

(vi)	the anti-dilution protection set forth in Articles 6.1.6 and 6.3 of the Subscription Agreement.

(e)

After the Agreement Date and prior to or concurrently with the Separation Effective Time, the relevant Parties shall execute an amended and restated Subscription Agreement reflecting the provisions of this Article 5.9, which such amended and restated Subscription Agreement shall become effective as of the Separation Effective Time.

6.	SPECIFIC PROVISIONS REGARDING THE COMPANY

6.1.	Governance of the Company

(a)

The members of the Company’s executive and senior management as at the Agreement Date shall continue in their respective positions and mandates with the Company and its Subsidiaries after the Agreement Date, and until after the Separation Effective Time, in accordance with the terms of their engagement and appointment by the Company, as amended or varied from time to time by the Company in accordance with applicable contractual and legal terms.

(b)

Effective as of the Separation Effective Time, the rights of the Investor to appoint any Investor Board Designees (as defined in the Subscription Agreement) to the Board of Directors of the Company as provided for by the Subscription Agreement shall terminate and no longer apply. The Investor shall procure that, effective as from the Separation Effective Time, all of the Investor Board Designees that shall have been appointed to the Company’s Board of Directors at that time shall resign from their director’s mandate and any other powers that shall have been delegated to them by the Board of Directors. The proposal to interim discharge the Investor

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Board Designees from liability in connection with the performance of their mandate during the financial year in which the Separation Effective Time shall fall, shall be submitted to the general shareholders’ meeting of the Company that will decide on the approval of the Separation. The proposal to final discharge the Investor Board Designees from liability in connection with the performance of their mandate during the financial year in which the Separation Effective Time shall fall, shall be submitted to the general shareholders’ meeting of the Company that will decide on the approval of the statutory (non-consolidated) financial statements for such financial year, in accordance with applicable law.

6.2.	Royalties

Effective as of the Separation Effective Time, the Company and the Parent Investor shall enter into the royalty agreement in the agreed form as attached in Schedule 5 (“Royalty Agreement”).

6.3.	Termination of Subscription Agreement in Relation to the Company

The Subscription Agreement shall continue in accordance with its terms until the Separation Effective Time. Effective as from the Separation Effective Time, the Subscription Agreement shall terminate in relation to the Company, and shall no longer apply to the Company, provided that:

(a)	such termination shall be without prejudice to the rights that shall have accrued to the parties to the Subscription Agreement prior to the Subscription Agreement;

(b)	such termination shall be without prejudice to the provisions of Article 5.9 of this Agreement, which provide for the assignment of the Subscription Agreement to SpinCo; and

(c)

the provisions of Articles 6.4 to 6.9 of this Agreement shall be without prejudice to similar provisions of the Subscription Agreement, which shall continue to apply until the Separation Effective Time.

6.4.	Standstill in Relation to the Company

6.4.1

The standstill obligation, as set out in this Article 6.4, will take effect as of the Separation Effective Time and will terminate on 22 August 2029 (the “Standstill Period”). This shall be without prejudice to the provisions of the Subscription Agreement which shall continue to apply in relation to the Company until the Separation Effective Time.

6.4.2	During the Standstill Period, the Investor, the Parent Investor or any of their Affiliates, shall not:

(a)

without the express written consent of the Company, directly or indirectly acquire any additional Equity Securities of the Company, if after giving effect to such acquisition the Investor, the Parent Investor, any of the Affiliates of the Investor or the Parent Investor, or any other party Acting in Concert with the Investor, the Parent Investor or any of the Affiliates of the Investor or the Parent Investor would (without taking into account the Warrant or the shares issuable (but not yet issued) thereunder owned by them at that time) together in the aggregate directly or indirectly own or have the right to acquire more than 29.9% of the then issued and outstanding voting securities of the Company (assuming the exercise, conversion or exchange of any Equity Securities held by any of them at any time (other than the Warrant) that are exercisable, convertible or exchangeable into or for shares of the Company at such time) (the resulting number of securities rounded down) (the “Standstill Limit”);

(b)	directly or indirectly encourage or support a tender, exchange or other offer or proposal by a third party;

(c)

propose (i) any merger, consolidation, business combination, tender or exchange offer, purchase of the Company’s assets or businesses, or similar transaction involving the Company or (ii) any recapitalization, restructuring, liquidation or other extraordinary transaction with respect to the Company (it being understood that the Investor’s Chief Executive Officer may contact the Company’s Chief Executive Officer on a non-public and non-committal basis to gauge the Company’s Chief Executive Officer’s views on the Company’s potential interest in any such matter described in clause (i) or (ii)); or

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(d)

directly or indirectly (i) submit matters to, request that matters be submitted to, or request the convening of, a general meeting of the shareholders of the Company, or (ii) solicit proxies or consents, or become a participant in a solicitation in relation to matters submitted to a general meeting of the shareholders of the Company, in each case of (i) and (ii) without or against the recommendation or support by the Board of Directors of the Company except that Investor may solicit proxies or consents and may become a participant in a solicitation in connection with any proposal that would adversely affect its rights under this Agreement, the Warrant, the Royalty Agreement or as a shareholder of the Company;

(e)

(i) make public statements with respect to (save if legally obliged to) or, (ii) with the actual knowledge of the Parent Investor’s executive officers, provide assistance to, commit to, or discuss or enter into any agreement or arrangement with any party to do, any of the foregoing prohibited actions provided that in relation to prohibited actions in subsection (b) that have been committed without the actual knowledge of the Parent Investor’s executive officers, the Investor and Parent Investor shall promptly terminate and unwind such actions upon written request of the Company.

(Article 6.4.2 (a) through (e) together, the “Standstill”).

6.4.3

In the event that (a) the Company has received a non-public binding or non-binding offer, prior to the end of the Standstill Period, by a bona fide third party, other than the Investor, the Parent Investor, any of the Affiliates of the Investor or the Parent Investor, or any other party Acting in Concert with the Investor, the Parent Investor or any of the Affiliates of the Investor or the Parent Investor, regarding a bona fide potential takeover bid on the Company (including any tender, exchange or other offer or proposal to acquire a majority of the outstanding equity securities of the Company or all or a substantial part of its consolidated assets), and such offer is publicly supported or recommended by the Board of Directors, (b) the Company determines to commence, prior to the end of the Standstill Period, a process to seek a potential sale of the Company or all or a substantial part of its consolidated assets, (c) a bid other than from the Investor, the Parent Investor, any of the Affiliates of the Investor or the Parent Investor, or any other party Acting in Concert with the Investor, the Parent Investor or any Affiliates of the Investor of the Parent Investor, is announced to take over the Company pursuant to article 7 or 8, §1, §2 and §3 of the Belgian Royal Decree of 27 April 2007 on public takeover bids, or (d) any bona fide person or entity (other than the Investor, the Parent Investor, any of the Affiliates of the Investor or the Parent Investor, or any other party Acting in Concert with the Investor, the Parent Investor or any of the Affiliates of the Investor or the Parent Investor) publicly discloses any plans, determined as serious by the Board of Directors to further pursue it, to make such a bid, then the Standstill obligations shall automatically cease to apply effective upon the occurrence of such approach, process, announcement or public disclosure (the “Lift of the Standstill”) and the Company shall notify the Investor of such offer, process or announcement as promptly as practicable and in any event no later than one (1) Business Day after such offer, process or announcement (the “Lift of Standstill Notification”). Upon the Lift of the Standstill, the Standstill obligation of the Investor shall be lifted in order to level the playing field and grant it equal opportunities to prepare a takeover bid or take other permitted actions, such that the Investor shall not in any respect be disadvantaged or limited relative to any other bidder for the Company. It being understood and agreed by the Investor that the Company shall not be required to specify in the Lift of Standstill Notification the identity of any involved third party or any other specifics of the terms of such proposed transaction.

6.4.4

The Investor explicitly acknowledges that the information contained in the Lift of Standstill Notification may, prior to the public announcement of such information, constitute material, non-public information of the Company and inside information within the meaning of the EU Market Abuse Regulation. When receiving the Lift of Standstill Notification, the Investor shall take all appropriate measures to ensure the confidentiality of such information.

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6.4.5

It is expressly acknowledged by the Parties that the Company may not be in a position to notify the Investor of a takeover bid beforehand, such as for example in the event of a non-solicited takeover bid immediately filed with the Financial Services and Markets Authority (the “FSMA”) without prior approach.

6.4.6

For the avoidance of doubt, during the Standstill Period, the Investor and its Affiliates may acquire, including on the open market or in privately negotiated purchases, any additional Equity Securities of the Company, but only up to the Standstill Limit.

6.5.	Lock-up in Relation to the Company

6.5.1

During the period running from the Agreement Date through the earliest to occur of (x) the termination of this Agreement, the Conditions Precedent not being satisfied at the latest by the Long Stop Date or the Separation having not occurred by the Long-Stop Date, (y) the date that is six (6) months following the date on which the First Equity Financing has been completed by the Company, and (z) 31 March 2027 (the “Lock-up Period”), the Investor and Parent Investor shall not, and shall cause their Affiliates not to, without the prior consent of the Company, transfer, sell or otherwise dispose of any Equity Securities issued by or of the Company held by the Investor, the Parent Investor and their Affiliates, as applicable, (other than transfers, sales or dispositions permitted pursuant to Article 6.5.4); provided, however, that the Lock-up Period shall automatically terminate in the event that (a) the Company has received a non-public offer, prior to the end of the Lock-up Period, by a bona fide third party, other than the Investor, the Parent Investor, any of the Affiliates of the Investor or the Parent Investor, or any other party Acting in Concert with the Investor, the Parent Investor or any of the Affiliates of the Investor or the Parent Investor, regarding a bona fide potential takeover bid on the Company (including any tender, exchange or other offer or proposal to acquire a majority of the outstanding shares of the Company or all or a substantial part of its consolidated assets (except, until the Separation Effective Time, where the disposal of such substantial part of its assets would not adversely affect the Company’s ability to comply with its obligations under the OLCA in any material respect), and such offer is publicly supported or recommended by the Board of Directors of the Company, (b) the Company determines to commence, prior to the end of the Lock-Up Period, a process to seek a potential sale of the Company or all or a substantial part of its consolidated assets (except, until the Separation Effective Time, where the disposal of such substantial part of its assets would not adversely affect the Company’s ability to comply with its obligations under the OLCA in a material respect), (c) a bid other than from the Investor, the Parent Investor, any of the Affiliates of the Investor or the Parent Investor, or any other party Acting in Concert with the Investor, the Parent Investor or any Affiliates of the Investor of the Parent Investor, is announced to take over the Company pursuant to article 7 or 8, §1, §2 and §3 of the Belgian Royal Decree of 27 April 2007 on public takeover bids, (d) any bona fide person or entity (other than the Investor, the Parent Investor, any of the Affiliates of the Investor or the Parent Investor, or any other party Acting in Concert with the Investor, the Parent Investor or any of the Affiliates of the Investor or the Parent Investor) publicly discloses any plan, determined as serious by the Board of Directors to further pursue it, to make such a bid, or (e) (x) until the Separation Effective Time, the Company breaches the OLCA and the OLCA is terminated by the Parent Investor as a result, or (y) after the Separation Effective Time, the Company breaches the Royalty Agreement and the Royalty Agreement is terminated by the Parent Investor as a result.

6.5.2

As from the Separation Effective Time, upon expiry of the Lock-up Period, the Investor, the Parent Investor and any of their Affiliates may, after notifying the Company of their intent to do so, transfer, sell or otherwise dispose of the shares of the Company, taking into account that:

(a)

when instructing a bank to sell the shares of the Company (other than in a transaction described in subsections (b) through (d) below) – the bank shall be instructed to use reasonable efforts to effect such sale of the shares of the Company in a manner reasonably intended to minimize disturbances of the share price of the Company, as quoted on Euronext Brussels and Amsterdam or on the NASDAQ Stock Market;

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(b)

when selling the shares of the Company on the open market – the Investor shall be permitted to sell shares of the Company on the open market at a daily volume not to exceed 20% of the average daily volume of shares of the Company as traded on the relevant market on which the sale is effected for the previous thirty (30) trading days, as quoted on Euronext Brussels and Amsterdam;

(c)

when selling the shares of the Company through a privately negotiated transaction – the transaction shall not be subject to the limitations in this Article 6.5.2 if the transaction would not be reported in Euronext’s consolidated tape on the date on which the transaction is agreed by the parties; or

(d)

when selling the shares of the Company in a “block trade” – the block trade shall not be subject to the limitations in this Article 6.5.2 if it is the only sale by the Investor on the date of the block trade.

6.5.3

As from the Separation Effective Time, after the expiry of the Lock-up Period, the Company shall, to the extent legally permitted, provide notice to the Investor as promptly as reasonably practicable in the event that the Company becomes aware that any person or entity is interested in purchasing or selling shares of the Company in a “block trade”.

6.5.4	The following transfers, sales or divestment of Equity Securities of the Company shall be permitted and not be subject to the restrictions set out in Article 6.5.1:

(a)

any transfer, sale or other divestment of Equity Securities by the Investor to any of its Affiliates, provided that (i) the obligations of the Investor, the Parent Investor or any of their Affiliates pursuant to this Agreement and, if prior to the Separation Effective Time, the Option, License and Collaboration Agreement remain unaffected by the proposed transfer, sale or divestment, (ii) the transferee agrees in writing to the Company to be bound by the restrictions set out in Article 6.5.1 and 6.5.2 in relation to the Equity Securities it received and the other obligations of the Investor in relation to the Equity Securities under this Agreement, and (iii) the relevant Equity Securities will be re-transferred to the Investor or the Parent Investor immediately prior to the transferee ceasing to be an Affiliate of the Investor or the Parent Investor; and

(b)

any transfer pursuant to a stock lending that is agreed to by the parties to facilitate the cashless exercise of stock based incentive plans that have been put in place for employees, officers, directors or consultants of the Company or its Subsidiaries, provided that upon expiry of the stock lending and the re-transfer of the relevant shares of the Company to the Investor, such shares are again subject to the restrictions set out in Article 6.5.1 and 6.5.2 for the remainder of the term.

6.6.	Remedy

In the event of a material breach of the provisions of Articles 6.4 (other than Article 6.4.4) or 6.5 by the Investor (provided that a breach of the notice requirements of Article 6.5.2 shall not constitute a material breach), the Parent Investor or any of their Affiliates and, provided that such breach can be cured, such breach is not cured within five (5) Business Days after such breach has been notified in writing to the Investor, the following rights of the Investor shall be suspended until such breach has been cured:

(a)	the rights of the Investor pursuant to Articles 6.7 (other than pursuant to Article 6.7(b)); and

(b)	the right to exercise the Warrant.

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6.7.	Specific Covenants of the Company

(a)

To the extent legally required, the Company shall prepare a listing prospectus and shall use reasonable efforts to obtain a listing on the regulated markets of Euronext Brussels and Amsterdam for the shares in the Company held by the Investor as at the Separation Effective Time, within ninety (90) days following the Closing. In such case, the effective listing will be subject to regulatory approval of the listing prospectus. To the extent that a listing prospectus is not legally required to obtain a listing on the regulated markets of Euronext Brussels and Amsterdam for the aforementioned shares, the Company shall cause the listing of such shares as soon as practicable after the Separation Effective Time, and in any event no later than five (5) Business Days after the Separation Effective Time.

(b)

During the Standstill Period and during any period that the Company and the Investor, the Parent Investor, or any of the Affiliates of the Investor or the Parent Investor were to be affiliates or intermediaries of each other (within the meaning of the Belgian Royal Decree of 27 April 2007 on public takeover bids) or were to Act in Concert, the Company shall not, without the express written consent of the Investor, directly or indirectly (including through affiliates or intermediaries within the meaning of the Belgian Royal Decree of 27 April 2007 on public takeover bids or parties Acting in Concert with the Company or such affiliates or intermediaries) acquire any voting securities of the Company, or take any other action, if after giving effect to such acquisition or the taking of such other action the Investor, the Parent Investor, or any of the Affiliates of the Investor or the Parent Investor, would directly or indirectly (including through affiliates or intermediaries within the meaning of the Belgian Royal Decree of 27 April 2007 on takeover bids or any other party Acting in Concert with the Investor or such affiliates or intermediaries) own, or were to continue to own, more than 29.9% of the then issued and outstanding voting securities of the Company on a non-diluted basis (the resulting number of securities rounded down) or would otherwise oblige the Investor, the Parent Investor, or any of the Affiliates of the Investor or the Parent Investor, to launch a public takeover bid on securities of the Company.

(c)

From and after the date hereof until the date that the Investor, together with its Affiliates, no longer owns 10% or more of the outstanding shares of the Company, the Company shall, upon reasonable notice by the Investor, provide access (for not more often than once per calendar year) to the Investor to its financial books to facilitate compliance with the Investor’s accounting or financial reporting requirements.

6.8.	Conduct of Business by the Company

(a)

Nothing in this Agreement shall restrict or prevent the Company from considering and proceeding with any business combination, divestment, acquisition, financing, licensing or other business or commercial transaction (whether in whole or in part), (i) except until the Separation Effective Time, as agreed in relation to or pursuant to the Option, License and Collaboration Agreement (as amended from time to time) and (ii) unless such action would (A) reasonably be expected to impair or delay the Separation or the other transactions contemplated by this Agreement in any material respect or (B) have as a primary purpose to impair or be adverse to the rights of Investor or Investor Parent under this Agreement or the other agreements contemplated to be executed by Investor or Investor Parent, including the Royalty Agreement.

(b)

Prior to the Separation, the Company may commence with any third-party partnership and financing discussions with respect to Company’s business, assets and its programs that is not allocated to SpinCo in connection with the Separation, provided, however, that any such partnerships or financing transactions do not take effect until after the Separation Effective Time, unless otherwise agreed to by the Parent Investor.

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6.9.	Taxes

The provisions of this Article 6.9 apply as from the Separation Effective Time:

6.9.1	US Federal Income Tax Information Reporting

(a)

For each taxable year in which Investor holds shares of Company, Company shall determine whether Company or any of Company’s Subsidiaries was a “passive foreign investment company,” as defined in section 1297(a) of the U.S. Internal Revenue Code (a “PFIC”) for such taxable year and, if Company determines that Company or any of Company’s Subsidiaries was a PFIC for such taxable year, (i) Company shall, no later than thirty (30) days from the date of the close of Company’s taxable year, notify Investor of such determination and (ii) Company shall provide Investor with adequate information in Company’s possession (at Investor’s expense) in order for Parent Investor, in consultation with Investor and Company, to complete its U.S. Internal Revenue Service Form 8621 with respect to Company or such Subsidiary; provided that if Parent Investor intends to elect to treat Company and/or any Subsidiary as a “qualified electing fund,” as defined in section 1295 of the U.S. Internal Revenue Code, Investor shall notify Company of such intent, and Company shall provide Investor (at Investor’s expense) with PFIC Annual Information Statements.

(b)

For each taxable year in which Investor holds shares of Company, Investor shall determine whether Company or any of Company’s Subsidiaries is a “controlled foreign corporation,” within the meaning of as defined in section 957 of the U.S. Internal Revenue Code (a “CFC”) for such taxable year with respect to Parent Investor and, if Investor determines that Company or any of Company’s Subsidiaries was a CFC for such taxable year with respect to Parent Investor, (i) the Company shall, no later than thirty (30) days from the close of Company’s taxable year, notify Company of such determination and (ii) the Company shall provide Investor with adequate information in Company’s possession (at Investor’s expense) in order for Investor, in consultation with Company, to reasonably determine any amounts required to be included pursuant to sections 951(a) and 951A of the U.S. Internal Revenue Code in the gross income of Parent Investor as defined in section 951(b) of the U.S. Internal Revenue Code and to comply with Parent Investor’s filing obligations under the U.S. Internal Revenue Code, including, but not limited to, completing the U.S. Internal Revenue Service Form 5471 with respect to Company or any such Subsidiaries, all of such information to be issued in an annual statement.

6.9.2

The Parties agree to reasonably cooperate with one another and use reasonable efforts to mitigate or reduce tax withholding or similar obligations in respect of payments made by Investor to Company under this Agreement (as the case may be) where an exemption or reduction of such withholding or similar obligation is available under the applicable legislation, including double tax treaties. Without limiting the generality of the foregoing, Company shall provide Investor at Investor’s expense any tax forms and other information in Company’s possession that may be reasonably requested by Parent Investor in order for it to prepare its U.S. tax filings. Each Party shall provide the other with reasonable assistance to enable the recovery, as permitted by Applicable Law (as defined in the Option, License and Collaboration Agreement), of withholding taxes, value added taxes, or similar obligations resulting from payments made under this Agreement, such recovery to be for the benefit of the Party bearing such withholding tax or value added tax.

6.9.3

Except as would have an adverse effect on Company or any of Company’s Subsidiaries and subject to the sole consent of Company, such consent not to be unreasonably withheld, Company agrees to reasonably cooperate with Investor and use reasonable efforts (i) to provide Investor with such information as is reasonably requested by Investor to permit Investor to make the determinations under Section 6.9.1(b) of this Agreement, and (ii) to avoid or reduce any amounts required to be included pursuant to sections 951(a) and 951A of the U.S. Internal Revenue Code in the gross income of any “United States shareholder”, as defined in section 951(b) of the U.S. Internal Revenue Code, including, without limitation, by filing any elections reasonably requested by Investor under U.S. Treasury Regulations section 301.7701-3 with respect to any Subsidiary.

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7.	SPECIFIC COVENANTS OF THE INVESTOR AND PARENT INVESTOR

(a)

The Investor irrevocably confirms to the Company that it will, and the Parent Investor irrevocably confirms to the Company that it will cause the Investor to, exercise its rights as a shareholder in the Company to attend any EGM of the Company to which proposals in relation to the Separation shall be submitted, and if such EGM is a Quorate EGM, to vote with all of its shares in order to approve the Separation and any other related matters, in each case if such Separation is in accordance with the terms of this Agreement.

(b)

From and after the Agreement Date, but without limiting the rights of any Party under this Agreement, the Parties hereby waive, on behalf of themselves and their Affiliates, to the fullest extent permitted by applicable Law, any and all other rights, claims and causes of action (including rights of contribution, if any) known or unknown, foreseen or unforeseen, which exist or may arise in the future, that they may have against each other, their Affiliates or (direct or indirect) agents or representatives, as a result of or in connection with discussions or negotiations prior to the Agreement Date of the Separation, whether arising under or based upon breach of contract (including for breach of any representation, warranty, covenant or agreement), warranty, tortious conduct (including negligence), under law or otherwise and whether predicated on common law, statute, strict liability, or otherwise.

(c)

From and after the Separation Effective Time, SpinCo shall, to the greatest extent permitted by law, indemnify each former or current (as of the completion of the Separation) INED, executive Director, and Officer and member of the executive management of the Company (each an “Indemnified Party”) for, and hold each Indemnified Party harmless from and against, any loss, claim, damage, liability, cost and expense (including reasonably attorney fees) (each a “Prejudice”) incurred or paid by any of them as a result of any allegation, claim, dispute or other proceedings by a Third Party (or any settlement thereof or any defence thereto) (each a “Third Party Claim”) against such Indemnified Party in which such Indemnified Party may become involved (whether as a party or otherwise) (whether before or after the Separation Effective Time) that has arisen in connection with such Indemnified Party’s function, position, mandate or conduct as an INED, executive Director, Officer or member of the executive management of the Company, in furtherance of the Separation (including such Indemnified Party’s conduct in negotiating and/or approving the Separation or taking any action contemplated by this Agreement or the Separation), except to the extent it is finally determined by a court of competent jurisdiction that such Prejudice has arisen (and then only to such extent) as a result of the Indemnified Party’s wilful misconduct or gross negligence, as the case may be; provided that SpinCo’s obligation pursuant to this paragraph (c) in relation to the Prejudice suffered by such Indemnified Party shall be limited to the full amount of the Prejudice suffered by Indemnified Party and in relation to which the Indemnified Party can seek indemnification from SpinCo pursuant to this paragraph (c) multiplied by a fraction of which (x) the numerator is equal to the Initial SpinCo Capital Allocation (as determined in accordance with the rules and principles set out in Part 2 of Schedule 1) and (y) the denominator is the sum of the Initial SpinCo Capital Allocation plus the amount of the cash (as defined in Schedule 1) remaining with the Company immediately after the Separation Effective Time. Immediately following the Separation Effective Time, SpinCo shall ratify and reconfirm its undertaking and obligations pursuant to this paragraph (c).

(d)

The Company shall, to the greatest extent permitted by law, indemnify each Indemnified Party for, and hold each Indemnified Party harmless from and against, any Prejudice incurred or paid by any of them as a result of any Third Party Claim against such Indemnified Party in which such Indemnified Party may become involved (whether as a party or otherwise) (whether before

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or after the Separation Effective Time) that has arisen in connection with such Indemnified Party’s function, position, mandate or conduct as an INED, executive Director, Officer or member of the executive management of the Company, in furtherance of the Separation (including such Indemnified Party’s conduct in negotiating and/or approving the Separation or taking any action contemplated by this Agreement or the Separation), except to the extent it is finally determined by a court of competent jurisdiction that such Prejudice has arisen (and then only to such extent) as a result of the Indemnified Party’s wilful misconduct or gross negligence, as the case may be; provided that the Company obligation pursuant to this paragraph (d) in relation to the Prejudice suffered by such Indemnified Party shall be limited to the full amount of the Prejudice suffered by Indemnified Party and in relation to which the Indemnified Party can seek indemnification from the Company pursuant to this paragraph (d) multiplied by a fraction of which (x) the numerator is equal to the amount of the cash (as defined in Schedule 1) remaining with the Company immediately after the Separation Effective Time and (y) the denominator is the sum of the Initial SpinCo Capital Allocation as determined in accordance with the rules and principles set out in Part 2 of Schedule 1) plus the amount of the cash (as defined in Schedule 1) remaining with the Company immediately after the Separation Effective Time.

(e)

Parties agree that a proposal to provide a discharge from liability for the directors of the Company in relation to the Separation, the preparation, and implementation thereof shall be submitted to the EGM of the Company to approve the Separation, as part of the as part of the proposal to approve the Separation.

8.	TRANSITIONAL SERVICES

(a)

Prior to the Separation, the Company shall agree with SpinCo (acting through the SpinCo Management) the services to be provided by the Company to SpinCo during a reasonable transitional period after the Separation Effective Time, subject to the prior written approval of Investor (not to be unreasonably withheld) (the “Transitional Services”). The purpose of such Transitional Services is to facilitate SpinCo operations post-Separation and allow SpinCo to operate on a stand-alone basis as soon as reasonably possible. The Company and SpinCo shall determine in good faith the scope, type and duration of the respective Transitional Services, provided that:

(i)	such Transitional Services shall be provided on at arm’s length terms and invoiced on a cost-plus basis;

(ii)	the underlying documentation for the Transitional Services shall contain reasonable termination provisions for either party;

(iii)	the service levels for the provision of the Transitional Services shall not exceed the service levels applicable to the services provided to the Company at the Agreement Date; and

(iv)	the Company shall only be obligated to perform such Transitional Services to the reasonable extent that it has the resources to do so.

(b)

The Company shall, and shall cause that SpinCo shall, use reasonable endeavours to, and to undertake all reasonable steps to, prepare SpinCo to be operationally ready as of, or promptly following, the Separation Effective Time, including (as relevant) obtaining all material permits, setting up relevant technology systems, establishing bank accounts, arranging for independent lease arrangements to be entered into, or anything else required for the business to operate as an independent going concern.

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9.	ADHERENCE BY SPINCO

The Company may (at its discretion) cause, following the Agreement Date, SpinCo to adhere to this Agreement by delivering a duly executed copy of the Adherence Letter to each of the Parties. The Parties agree that upon such delivery, (i) SpinCo shall become a Party to this Agreement (and any reference to ‘Party’ or ‘Parties’ shall also include SpinCo), (ii) SpinCo will be directly bound by the obligations, covenants and commitments that are contemplated by this Agreement to be binding upon SpinCo or that the Company is to cause SpinCo to do or agree to (without prejudice to the Company guaranteeing until the Separation Effective Time the due and timely performance by SpinCo of all such obligations, covenants, commitments actions), (iii) the other Parties can directly enforce such obligations, covenants and commitments against SpinCo, and (iv) SpinCo may directly rely on this Agreement against the other Parties to the extent relevant.

10.	COMPANY INTELLECTUAL PROPERTY

The Company shall cause that, with effect as from the Separation Effective Time, SpinCo shall (and shall cause its Subsidiaries to):

(a)

cease to use or display (including, without limitation, on or in its business stationery, documents, signs, promotional materials, social media or website) the Company’s intellectual property (including any name, mark or logo) (“Company Intellectual Property”) which is the same as or similar to, or is likely to be confused or associated with, any trade mark of the Company or any of its Subsidiaries;

(b)	have submitted all forms and taken all steps as is necessary to change SpinCo’s name to a name that does not include any Company Intellectual Property or anything confusingly similar; and

(c)	not hold itself out or otherwise represent itself to be a member of, or to be associated or connected with any member or business venture of the Company.

11.	CONVERTIBLE LOAN BY SPINCO TO THE COMPANY

Effective as of the Separation Effective Time, and unless the Company elects otherwise, the Company and SpinCo will enter into a definitive agreement pursuant to which SpinCo will provide the Company with a financing backstop facility of up to [***] (“Backstop Facility Agreement”). The Backstop Facility Agreement will reflect the terms set out in Schedule 2.

12.	FURTHER ASSURANCE

Subject to the Conditions Precedent, each of the Parties shall use reasonable efforts to take all actions and do all things necessary, proper or advisable to consummate the transactions contemplated by this Agreement.

13.	CONFIDENTIALITY AND ANNOUNCEMENTS

13.1.	Confidential Information

For the purposes of this Agreement, “Confidential Information” means, subject to Article 13.1(a) through Article 13.1(d), (i) with respect to any Party, all information regarding such Party or its Affiliates that is disclosed by or on behalf of such Party or any of its Affiliates to the other Parties or any of their Affiliates under this Agreement. Except to the extent expressly authorized by this Agreement or otherwise agreed in writing by the Parties, each Party agrees that, for a period of ten (10) years, it shall, and shall cause its Affiliates to, keep confidential and not publish or otherwise disclose,

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and not use for any purpose other than as provided for in this Agreement, any Confidential Information of another Party or any of its Affiliates. Notwithstanding the foregoing, Confidential Information of a Party or its Affiliates shall exclude that portion of such information that a receiving Party (or the receiving Party’s applicable Affiliate) (“Receiving Party”) can demonstrate by competent written proof:

(a)	was already known to the Receiving Party or its Affiliate, other than under an obligation of confidentiality, at the time of disclosure to the receiving Party or its Affiliate;

(b)	was generally available to the public or part of the public domain at the time of its disclosure to the Receiving Party or its Affiliate;

(c)	was subsequently disclosed to the Receiving Party or its Affiliate by a Third Party without obligations of confidentiality with respect thereto; or

(d)	was independently discovered or developed by the Receiving Party or its Affiliate without the aid, application, or use of any of the other Party’s Confidential Information,

provided that specific disclosures made under this Agreement shall not be deemed to be subject to any of the foregoing exceptions merely because they are embraced by general disclosures in the public knowledge or literature or in the possession of the Receiving Party or its Affiliates, and any combination of features disclosed under this Agreement shall not be deemed subject to the above exceptions merely because individual features are in the public knowledge or literature or in the possession of the Receiving Party or its Affiliates.

13.2.	Confidentiality

Each Receiving Party shall treat as strictly confidential and shall not disclose any Confidential Information, provided that these restrictions shall not apply to any disclosure of Confidential Information, if and to the extent such disclosure is:

(a)	required by applicable law;

(b)	required by any governmental authority or tax authority to which the relevant Party is subject;

(c)	required in the framework of any proceedings under Article 15.2(b);

(d)

made to the Receiving Party’s Affiliates or the Receiving Party’s or its Affiliates’ Party’s representatives, (subject however to such Affiliates, representatives, professional advisors and auditors agreeing to keep and keeping all such documents and information confidential in accordance with this Article 13.2); or

(e)	of information that has already come into the public domain through no fault of the Receiving Party or any of its Affiliates.

13.3.	Announcements

(a)

The initial press release with respect to the Separation shall be the Announcement in the agreed form as attached hereto as Schedule 3. Other than such Announcement, no Party shall issue any press release or public announcement with respect to this Agreement, without the prior written approval of the other Parties (which consent shall not be unreasonably withheld, conditioned or delayed), except where such press release or public announcement is required by any applicable law, any competent securities exchange, supervisory, regulatory or governmental body, or any court order; provided that the foregoing shall not apply to any press release or public announcement so long as any statements contained therein concerning the Separation or the other transactions contemplated by this Agreement are consistent with previous releases or announcements made by the applicable Party with respect to which such Party has complied with the provisions of this Article 13.3.

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(b)

If a press release or public announcement is required by any applicable law or any competent governmental authority, then prior to any such press release or public announcement, the Party required to make such press release or announcement shall, to the extent possible, consult with the other Party as to how to avoid or limit the disclosure, and such Party shall only make such disclosure that it is legally required to make.

13.4.	Filings

The Parties acknowledge that a Party may be obligated to make a filing (including to file a copy of this Agreement) with the SEC or other governmental authorities. Each Party shall be entitled to make such a required filing, provided that it shall agree (such agreement not to be unreasonably withheld, conditioned or delayed) with the other Parties in advance regarding such filing. If the Parties agree that any portion of an agreement shall be redacted pursuant to a confidential treatment request or otherwise, then the Parties further agree to: (i) promptly deliver to the other Parties any written correspondence received by it or its representatives from such governmental authority with respect to such confidential treatment request and promptly advise the other Parties of any other material communications between it or its representatives with such governmental authority with respect to such confidential treatment request, (ii) upon the written request of the other Parties, if legally justifiable, request an appropriate extension of the term of the confidential treatment period, and (iii) if such governmental authority requests any changes to the redactions, use commercially reasonable efforts consistent with applicable laws to support the redactions as originally filed and not agree to any changes to the redactions without, to the extent practical, first discussing such changes with the other Parties and taking the other Parties’ comments into consideration when deciding whether to agree to such changes. Each Party shall be responsible for its own legal and other external costs and expenses in connection with any such filing, registration or notification.

14.	MISCELLANEOUS

14.1.	No Assignment

Except with the prior written consent of the other Parties or except as expressly provided for in this Agreement, no Party hereto shall be entitled to transfer or assign any of its rights or obligations under this Agreement.

14.2.	Entire Agreement

This Agreement contains the entire agreement between the Parties in respect of its subject matter. It replaces and annuls all prior agreements, communications, offers, proposals or correspondence, oral or written, exchanged or concluded between the Parties relating to the same subject matter.

14.3.	Severability

(a)

If any provision in this Agreement is held to be illegal, invalid or unenforceable, in whole or in part, under any applicable law, then such provision or part of it shall be deemed not to form part of this Agreement, and the legality, validity or enforceability of the remainder of this Agreement shall not be affected.

(b)

In such case, each Party shall use reasonable efforts to negotiate in good faith a valid replacement provision that is as close as possible to the original intention of the Parties and has the same or as similar as possible economic effect.

(c)

Absent a replacement by the Parties in accordance with Article 14.3(b), the relevant provision shall automatically be replaced by a provision that is legal, valid and enforceable that is as close as possible to the original intention of the Parties and has the same or as similar as possible economic effect.

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14.4.	Notices

Any notice required or permitted to be given under this Agreement shall be in writing, shall specifically refer to this Agreement, and shall be addressed to the appropriate Party at the address specified below or such other address as may be specified by such Party in writing in accordance with this Article 14.4, (or as set out in any Adherence Letter delivered by a Party) and shall be deemed to have been given for all purposes (a) when received, if hand-delivered, sent by a reputable international expedited delivery service or sent by facsimile (with transmission confirmed), or (b) five (5) Business Days after mailing, if mailed by first class certified or registered mail, postage prepaid, return receipt requested. Any notice delivered by facsimile shall be confirmed by a hard copy delivered by a reputable international expedited delivery service as soon as practicable thereafter. This Article 14.4 is not intended to govern the day-to-day business communications necessary between the Parties in performing their obligations under the terms of this Agreement.

If to Galapagos NV:	Galapagos NV Generaal De Wittelaan L11 A3 2800 Mechelen Belgium Attention: Chief Executive Officer Fax: +32 15 342 901

With a copy to (which shall not constitute notice):	Galapagos NV Generaal De Wittelaan L11 A3 2800 Mechelen Belgium Attention: General Counsel legal@glpg.com

If to Gilead Therapeutics A1 Unlimited Company:	Gilead Therapeutics A1 Unlimited Company c/o Gilead Sciences, Inc. 333 Lakeside Drive Foster City, CA 94404 USA Attention: President and Chief Operating Officer Facsimile: +1 (650) 577-6762
Gilead Therapeutics A1 Unlimited Company c/o Gilead Sciences, Inc. 333 Lakeside Drive Foster City, CA 94404 USA Attention: General Counsel Facsimile: +1 (650) 522-5771

With copies to (which shall not constitute notice):

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, NY 10019

Attention: Daniel A. Neff and David K. Lam

Facsimile: +1 (212) 403-2000

and

Eubelius

Louizalaan 99 Av. Louise

BE-1050 Brussels

Attention: Joris De Wolf

Facsimile: +32 2 543 31 01

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14.5.	Counterparts

This Agreement may be signed in counterparts, in the number of originals stated hereinafter on the signature page. When taken together, the counterparts signed by all Parties shall constitute one and the same instrument.

14.6.	Electronic Signature

(a)

The Parties expressly agree that this Agreement may be signed with the handwritten signature of the Parties or with the electronic signatures of the same, whether such signatures qualify as advanced or qualified electronic signatures in the sense of the eIDAS Regulation EU/910/2014.

(b)	The Parties expressly agree that:

(i)

electronic signatures complying with the requirements set forth by this Article shall have the same evidentiary and formal value as handwritten signatures for private deeds, this by deviation, as the case may arise, from Article 8.18 of the Belgian Civil Code and from Article XII.25 of the Belgian Economic Law Code;

(ii)	this Agreement, once electronically signed by all the Parties, shall irrefutably deem to comply with Article 8.9 of the Belgian Civil Code and to be a written agreement for all legal purposes; and

(iii)

all faithful copies of this Agreement electronically signed by all the Parties (i.e. copies not invalidating the electronic signatures or seals at stake) shall be recognized as an original copy for all legal purposes and Article 8.20 of the Belgian Civil Code shall irrefutably be deemed satisfied by the signature of one initial original copy of this Agreement by all the Parties, this without prejudice to each Party receiving a faithful copy thereof, without the need to identify the number of such original copies in this Agreement, this by deviation, as the case may arise, from the same Article 8.20.

14.7.	Specific Enforcement

Notwithstanding anything in this Agreement to the contrary, nothing in this Agreement shall in any way limit the ability of a Party to seek or obtain from any court of competent jurisdiction any remedies available at law or in equity (including injunctive relief) to enforce any covenant or agreement of the other Party hereunder.

14.8.	Non-contractual liability

To the fullest extent permitted by Law, the Parties waive making any non-contractual claims against each other and against (direct and indirect) auxiliary persons of another Party for damages resulting from non-performance of an obligation under this Agreement. These auxiliary persons are third-party beneficiaries of this provision.

15.	GOVERNING LAW AND DISPUTE RESOLUTION

15.1.	Governing Law

This agreement and any non-contractual obligations arising out of or in connection with it shall be governed by and construed in accordance with Belgian law.

15.2.	Dispute Resolution

(a)

It is the objective of the Parties to establish procedures to facilitate the resolution of disputes arising under this Agreement in an expedient manner by mutual cooperation and without resort to litigation. In the event of any disputes, controversies or differences which may arise between

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the Parties out of or in relation to or in connection with this Agreement, including any alleged failure to perform, or breach, of this Agreement, or any issue relating to the interpretation or application of this Agreement, then upon the request of a Party by written notice, the Parties agree to meet and discuss in good faith a possible resolution thereof, which good faith efforts shall include at least one in-person meeting between the Chief Executive Officer of the Company and the Chief Executive Officer of the Parent Investor. If the matter is not resolved within thirty (30) days following the written request for discussions, any Party may then invoke the provisions of Article 15.2(b).

(b)

Any dispute, controversy, difference or claim which may arise between the Parties out of or in relation to or in connection with this Agreement (including arising out of or relating to the validity, construction, interpretation, enforceability, breach, performance, application or termination of this Agreement) that is not resolved pursuant to Article 15.2(a), shall be settled by binding arbitration in accordance with the applicable rules of the International Chamber of Commerce (“ICC Rules”) by three (3) arbitrators, one each chosen by the Company and the Parent Investor, respectively, and the third chosen by mutual agreement of the first two, and otherwise in accordance with the ICC Rules. The arbitrators shall have significant experience and shall have expertise in Belgian corporate law. Any Party, following the end of the thirty (30) day period referenced in Article 15.2(a), may refer such issue to arbitration by submitting a written notice of such request to the other Parties. The place of arbitration shall be New York and the language (including all testimony, evidence and written documentation) shall be English. The arbitrators shall establish procedures to facilitate and complete such arbitration as soon and efficiently as practicable. Unless the arbitrators expressly determine otherwise, no Party shall be required to give general discovery of documents, but may be required only to produce specific, identified documents which are relevant to the dispute. The Parties shall have the right to be represented by counsel. Any judgment or award rendered by the arbitrators shall be final and binding on the Parties, and shall be governed by the terms and conditions hereof. The Parties agree that such a judgment or award may be enforced in any court of competent jurisdiction. The statute of limitations of Belgian law applicable to the commencement of a lawsuit shall apply to the commencement of arbitration under this Article 15.2(b). The arbitrators shall determine the allocation of costs and expenses and attorneys’ fees in the arbitration to be borne by each Party. All proceedings and decisions of the arbitrators shall be deemed Confidential Information of each of the Parties, and shall be subject to Article 13.2 of this Agreement.

[Signature pages follow]

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IN WITNESS WHEREOF, the Parties hereto have initialled each page of this Agreement, and have signed and executed this Agreement on the day and year first written above.

(1) GALAPAGOS NV

By:		By:

	Director		Director

[signature page to Separation Agreement]

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(2) GILEAD THERAPEUTICS A1 UNLIMITED COMPANY

By:	By:

[signature page to Separation Agreement]

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(3) GILEAD SCIENCES, INC.

By:	By:

[signature page to Separation Agreement]

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SCHEDULE 1

SEPARATION

Part 1. Pre-Separation Completion Steps

1.	Incorporation of SpinCo

The Company intends to incorporate SpinCo in accordance with the provisions of this Agreement as soon as practicable possible after the Agreement Date.

2.	Corporate filings, publications and submissions by the Company

The Company shall put in place the following reports and documentation, and make the following filings and publications:

(a)	Execution of a partial demerger proposal for the Separation in accordance with Article 12:59 of the Belgian Companies and Associations Code

(b)	Filing of the partial demerger proposal for the Separation with the competent enterprise court

(c)	Publication of the partial demerger proposal for the Separation in accordance with applicable laws and regulations

(d)	Execution of a partial demerger report of the Board of Directors of the Company in accordance with Article 12:61 of the Belgian Companies and Associations Code

(e)	Delivery by the statutory auditor of Company of a partial demerger report in accordance with Article 12:62, §1 of the Belgian Companies and Associations Code

(f)

Execution of a report of the Board of Directors of SpinCo in accordance with Articles 7:180, 7:191 and 7:193 of the Belgian Companies and Associations Code in relation to the BiotechCo Warrant (if applicable)

(g)

Delivery by the statutory auditor of SpinCo of a partial demerger report in accordance with Article 7:180, 7:191 and 7:193 of the Belgian Companies and Associations Code in relation to the BiotechCo Warrant (if applicable)

(h)

Execution of a report of the Board of Directors of SpinCo in accordance with Articles 7:180, 7:191 and 7:193 of the Belgian Companies and Associations Code in relation to the BiotechCo Subscription Rights (if applicable)

(i)

Delivery by the statutory auditor of SpinCo of a partial demerger report in accordance with Article 7:180, 7:191 and 7:193 of the Belgian Companies and Associations Code in relation to the BiotechCo Subscription Rights (if applicable)

(j)	Execution of a report of the Board of Directors of SpinCo in accordance with Articles 7:199 of the Belgian Companies and Associations Code in relation to the authorised capital (if applicable)

(k)	Comply with the information obligations in accordance with Article 12:63 of the Belgian Companies and Associations Code

(l)	Making available the required documents in accordance with Articles 12:64 and 12:67 of the Belgian Companies and Associations Code

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3.	Corporate filings, publications and submissions by SpinCo

The Company shall cause that SpinCo put in place the following reports and documentation, and make the following filings and publications:

(a)	Execution of a partial demerger proposal for the Separation in accordance with Article 12:59 of the Belgian Companies and Associations Code

(b)	Filing of the partial demerger proposal for the Separation with the competent enterprise court

(c)	Publication of the partial demerger proposal for the Separation in accordance with applicable laws and regulations

(d)	Execution of a partial demerger report of the Board of Directors of SpinCo in accordance with Article 12:61 of the Belgian Companies and Associations Code

(e)	Delivery by the statutory auditor of SpinCo of a partial demerger report in accordance with Article 12:62, §1 of the Belgian Companies and Associations Code

(f)

Execution of a report of the Board of Directors of SpinCo in accordance with Articles 7:180, 7:191 and 7:193 of the Belgian Companies and Associations Code in relation to the SpinCo Warrant (if applicable)

(g)

Delivery by the statutory auditor of SpinCo of a partial demerger report in accordance with Article 7:180, 7:191 and 7:193 of the Belgian Companies and Associations Code in relation to the SpinCo Warrant (if applicable)

(h)

Execution of a report of the Board of Directors of SpinCo in accordance with Articles 7:180, 7:191 and 7:193 of the Belgian Companies and Associations Code in relation to the SpinCo Subscription Rights (if applicable)

(i)

Delivery by the statutory auditor of SpinCo of a partial demerger report in accordance with Article 7:180, 7:191 and 7:193 of the Belgian Companies and Associations Code in relation to the SpinCo Subscription Rights (if applicable)

(j)	Execution of a report of the Board of Directors of SpinCo in accordance with Articles 7:199 of the Belgian Companies and Associations Code in relation to the authorised capital (if applicable)

(k)	Comply with the information obligations in accordance with Article 12:63 of the Belgian Companies and Associations Code

(l)	Prepare interim financial statements of SpinCo in accordance with Article 12:64, §2 of the Belgian Companies and Associations Code (if applicable)

(m)	Making available the required documents in accordance with Articles 12:64 and 12:67 of the Belgian Companies and Associations Code

4.	Other filings and submissions

(a)	The Company shall make the necessary filings in order to obtain the Tax Ruling(s).

(b)	The Company shall prepare the Listing Documentation and the Company and/or SpinCo shall make the Listing Filings as required pursuant to Article 5.4

(c)	The Company shall, and shall cause its Subsidiaries to, inform and/or consult their respective personnel in due time in accordance with applicable labour laws

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5.	SpinCo approval

The Company shall cause that an EGM of SpinCo approves the Separation.

6.	Convening of an EGM

The Company shall, with a view to the approval of the Separation, convene an EGM in accordance with applicable laws and regulations as soon as practicably possible when it shall have sufficient comfort that all of the Conditions Precedent (for the avoidance of doubt, other than the Company EGM Condition) shall be satisfied as contemplated by the terms of the Agreement.

If the EGM shall not be a Quorate EGM, the Company shall again, with a view to the approval of the Separation, convene a second EGM with the same agenda such that such EGM shall be a Quorate EGM due to the absence of any legal requirement in terms of the number of shares present or represented at the EGM.

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Part 2. Capital Allocation

1.	Initial SpinCo Capital Allocation

(a)	SpinCo will be allocated an initial cash amount (“Initial SpinCo Capital Allocation”) equal to:

(i)	€2,450,000,000; minus

(ii)

if any, 50% of any additional costs and expenses incurred by the Company after 30 June 2025 and prior to the Separation for any third-party advisory fees and services related to the Separation as a result of the Separation occurring after 30 June 2025 (the “Additional Shared Expenses”), plus

(iii)	50% of the amount of cash, if any, held by the Company immediately prior to the Separation Effective Time that is in excess of €3,000,000,000.

For the avoidance of doubt, in no event will the Initial InvestCo Capital Allocation be less than an amount equal to (x) €2,450,000,000 minus (y) 50% of the Additional Shared Expenses.

(b)

For purposes of this Agreement, “cash” includes cash and all cash equivalents; provided that, for purposes of calculating the Initial SpinCo Capital Allocation, “cash” shall not include any cash or cash equivalents that is, directly or indirectly, subject to restrictions or limitations on use, transfer or distribution by law, contract or otherwise, including restrictions on declaration or payment of dividends or similar distributions, security deposits, bond guarantees, cash or cash equivalents held in escrow, collateral for letters of credit or similar financial assurances, repatriations.

(c)

The Parties agree that, for tax and accounting purposes, the Separation will be carried out with retroactive effect as from 1 April 2025, and, therefore, the Initial SpinCo Capital Allocation shall be treated as having transferred to SpinCo as of 1 April 2025. Any interest that shall accrue on an amount of cash equal to the Initial SpinCo Capital Allocation from 1 April 2025 to the Separation Effective Time shall be treated as an Excluded Asset and shall not be transferred from the Company to SpinCo as part of the Separation, and the Company shall bear any tax liability with respect to such interest for such period of time, it being understood that, in all events, SpinCo shall receive an amount of cash at the Separation Effective Time (after taking into account any taxes that may be owed by SpinCo for any period prior to the Separation Effective Time) equal to Initial SpinCo Capital Allocation.

2.	Initial Company Capital Allocation

Subject to the last sentence of Section 1(c) of this Part 2 of Schedule 1, at the Separation Effective Time, the Company shall be allocated an initial cash amount equal to (i) the amount of cash held by Company immediately prior to the Separation minus (ii) the Initial SpinCo Capital Allocation.

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